UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2013

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30, 2013 $	Three Months Ended September 30, 2012 $	Nine Months Ended September 30, 2013 $	Nine Months Ended September 30, 2012 $
REVENUES
Time charter revenues (note 8a)	20,600	28,356	67,488	96,025
Net pool revenues from affiliates (note 8a)	18,879	14,638	50,470	47,087
Voyage charter revenue	—	210	4,283	210
Interest income from investment in term loans	—	2,880	5,683	8,614

Total revenues	39,479	46,084	127,924	151,936

OPERATING EXPENSES
Voyage expenses (note 8a)	483	2,172	5,845	3,601
Vessel operating expenses (note 8a)	21,859	24,921	69,745	71,145
Time-charter hire expenses	1,216	804	5,153	3,109
Depreciation and amortization	11,935	17,896	35,720	53,934
General and administrative (note 8a)	3,317	1,935	10,240	5,594
Loss provision on investment in term loans (note 2)	10,399	—	14,910	—
Loss on sale of vessel and equipment (note 9)	—	—	71	—

Total operating expenses	49,209	47,728	141,684	137,383

(Loss) income from operations	(9,730)	(1,644)	(13,760)	14,553

OTHER ITEMS
Interest expense	(2,440)	(2,954)	(7,555)	(17,169)
Interest income	71	15	95	36
Realized and unrealized loss on derivative instruments (note 5)	(2,492)	(4,252)	(510)	(9,226)
Equity income (loss) from investment in joint venture (note 3)	458	—	290	(63)
Other expenses	(458)	(826)	(828)	(1,743)

Total other items	(4,861)	(8,017)	(8,508)	(28,165)

Net loss	(14,591)	(9,661)	(22,268)	(13,612)
Add: Net loss attributable to the Dropdown Predecessor (note 1)	—	—	—	9,163

Net loss attributable to common stockholders	(14,591)	(9,661)	(22,268)	(4,449)

Per common share amounts (note 10)
- Basic loss attributable to stockholders of Teekay Tankers	(0.17)	(0.12)	(0.27)	(0.06)
- Diluted loss attributable to stockholders of Teekay Tankers	(0.17)	(0.12)	(0.27)	(0.06)
Weighted-average number of Class A and Class B common shares outstanding
- Basic	83,591,030	83,591,030	83,591,030	78,159,449
- Diluted	83,591,030	83,591,030	83,591,030	78,159,449

Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30, 2013 $	As at December 31, 2012 $
ASSETS
Current
Cash and cash equivalents	29,168	26,341
Pool receivable from affiliates, net (note 8b)	7,962	9,101
Accounts receivable	8,233	4,523
Vessels held for sale (note 9)	—	9,114
Due from affiliates (note 8b)	26,791	24,787
Prepaid expenses	12,630	9,714
Investment in term loans (note 2)	114,096	119,385

Total current assets	198,880	202,965

Vessels and equipment
At cost, less accumulated depreciation of $239.3 million (2012 - $203.6 million)	861,377	885,992
Loan to joint venture (note 3)	9,830	9,830
Investment in joint venture (note 3)	7,802	3,457
Other non-current assets	5,164	3,412

Total assets	1,083,053	1,105,656

LIABILITIES AND EQUITY
Current
Accounts payable	1,822	3,346
Accrued liabilities	17,861	17,882
Current portion of long-term debt (note 4)	25,246	25,246
Current portion of derivative instruments (note 5)	6,219	7,200
Deferred revenue	1,090	4,564
Due to affiliates (note 8b)	11,430	3,592

Total current liabilities	63,668	61,830

Long-term debt (note 4)	720,921	710,455
Derivative instruments (note 5)	20,536	26,431
Other long-term liabilities	5,256	4,757

Total liabilities	810,381	803,473

Commitments and contingencies (note 3, 5 and 11)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2013 and December 31, 2012 (note 7)	672,839	672,560
Accumulated deficit	(400,167)	(370,377)

Total equity	272,672	302,183

Total liabilities and equity	1,083,053	1,105,656

The accompanying notes are an integral part of the unaudited financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2013 $	Nine Months Ended September 30, 2012 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(22,268)	(13,612)
Non-cash items:
Loss provision on investment in term loans	14,910	—
Depreciation and amortization	35,720	53,934
Unrealized (gain) loss on derivative instruments	(6,877)	2,154
Other	859	895
Change in operating assets and liabilities	(12,332)	(13,868)
Expenditures for dry docking	(9,692)	(7,933)

Net operating cash flow	320	21,570

FINANCING ACTIVITIES
Proceeds from long-term debt	53,181	15,000
Repayments of long-term debt	(17,715)	(4,855)
Prepayment of long-term debt	(25,000)	(55,000)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	—	2,312
Repayments of long-term debt of Dropdown Predecessor (note 1)	—	(10,372)
Prepayment of long-term debt of Dropdown Predecessor (note 1)	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation	—	(2,306)
Net advances from affiliates	—	16,913
Contribution of capital from Teekay Corporation	—	9,467
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,229)
Cash dividends paid	(7,522)	(30,559)

Net financing cash flow	2,944	(8,629)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,119	—
Expenditures for vessels and equipment	(1,489)	(2,099)
Investment in joint venture	(4,000)	(3,110)
Term loan advances	(4,067)	—

Net investing cash flow	(437)	(5,209)

Increase in cash and cash equivalents	2,827	7,732
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	29,168	26,298

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2012	83,591	672,435	125	(370,377)	302,183

Net loss	—	—	—	(22,268)	(22,268)
Dividends declared	—	—	—	(7,522)	(7,522)
Equity-based compensation (note 7)	—	279	—	—	279

Balance as at September 30, 2013	83,591	672,714	125	(400,167)	272,672

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2012. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities of $1.4 million and $4.2 million for the three and nine months ended September 30, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the three and nine months ended September 30, 2012 were $1.4 million and $5.5 million, respectively.

The acquisition of 13 conventional oil tankers from Teekay Corporation (Teekay) in June 2012 (or 2012 Acquired Business), has been accounted for as an acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the Company at Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods they were under common control of Teekay and had begun operations.

The acquisition of the 2012 Acquired Business was accounted for as reorganization between entities under common control. As a result, the Company’s consolidated financial statements for the three and nine months ended September 30, 2012, reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. For more information about this acquisition, please refer to the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2012.

2.	Investment in Term Loans

In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans are secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and include a repayment premium feature that was to provide a total investment yield of approximately 10% per annum. As at September 30, 2013 and December 31, 2012, $6.6 million and $1.6 million, respectively, were recorded as accrued interest income from the investment in these term loans, and have been reclassified from interest receivable to investment in term loans on the consolidated balance sheets as at September 30, 2013 and December 31, 2012. No interest income was recorded on term loans for the three months ended September 30, 2013. The principal amount of the Loans and repayment premium were payable in full at maturity in July 2013. As at September 30, 2013 and December 31, 2012, the repayment premium included in the investment in term loans balance was $3.3 million and $2.7 million, respectively. Interest income in respect of the Loans was included in revenues in the consolidated statements of (loss) income.

The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. Currently, one of the VLCC vessels that collateralizes the Loans is trading in the spot tanker market under the Company’s management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to the Company. The vessel’s insurers are in the process of seeking to negotiate the release of the detained vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under the Company’s management.

During the three and nine months ended September 30, 2013, the Company recorded loss provisions of $10.4 million and $14.9 million, respectively, related to the carrying amount of the investment in terms loans, which included $6.6 million of accrued but unpaid interest and $3.3 million in accrued but unpaid repayment premium as at September 30, 2013. This provision reflects the estimated loss that could be incurred based on the Company’s current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCCs. The actual amount recoverable from the Company’s investment in the Loans may vary from the Company’s current estimates depending on various factors, such as the ability of the Company to obtain access to the vessels, the cost and timing of releasing one of the VLCC vessels from detention in Egypt, the actual charter rates the vessels earn in the spot or time-charter markets prior to their sale, costs incurred to operate the vessels prior to their sale, and the timing and values realized from the sale of the VLCCs and costs the Company may need to incur to realize on its collateral in the VLCCs.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Investment in Joint Venture

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. A VLCC, the Hong Kong Spirit, owned by the joint venture was delivered on June 14, 2013 and commenced its five-year time-charter-out contract shortly thereafter, where it earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold. The Company’s share of the joint venture’s income for the three and nine months ended September 30, 2013 was $0.5 million and $0.3 million, respectively.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. The loan is secured by a first-priority mortgage on the VLCC and 50% of the outstanding loan balance is guaranteed by the Company. The loan is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity in June 2021. As of September 30, 2013 the loan had an outstanding balance of $67.2 million (December 31, 2012—$39.2 million). In June 2013, the joint venture entered into an interest rate swap agreement with a notional amount of $68.6 million, declining $1.4 million every three months until its maturity in June 2018. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

As at September 30, 2013, the carrying value of the Company’s investment in the joint venture was $7.8 million and the Company had also advanced an additional $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan.

4.	Long-Term Debt

	September 30, 2013 $	December 31, 2012 $
Revolving Credit Facilities due through 2018	578,032	555,472
Term Loans due through 2021	168,135	180,229

	746,167	735,701
Less current portion	(25,246)	(25,246)

Total	720,921	710,455

As at September 30, 2013, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $774.9 million, of which $196.9 million was undrawn (December 31, 2012—$856.4 million, of which $301.0 million was undrawn). Interest payments are based on LIBOR plus margins, which, at September 30, 2013, ranged between 0.45% and 0.60% (December 31, 2012: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $46.1 million (remainder of 2013), $94.0 million (2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017) and $28.9 million thereafter. As at September 30, 2013, the Revolvers are collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at September 30, 2013, this ratio was 111%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. Two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at September 30, 2013, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at September 30, 2013, the Company had three term loans outstanding, which totaled $168.1 million (December 31, 2012—$180.2 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At September 30, 2013, the margins ranged from 0.30% to 1.0% (December 31, 2012—0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021, respectively. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 120% of the total outstanding balance for the facility period. As at September 30, 2013, the loan-to-value ratios ranged from 141.7% to 363.0%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at September 30, 2013, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2013, was 1.1% (December 31, 2012 – 1.2%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 5).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to September 30, 2013 are $7.5 million (remaining 2013), $25.2 million (2014), $78.6 million (2015), $108.1 million (2016), $415.3 million (2017) and $111.5 million (thereafter).

5.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of (loss) income. During the three and nine months ended September 30, 2013, the Company recognized realized losses of $2.5 million and $7.4 million, respectively, and nil unrealized losses and unrealized gains of $6.9 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2012, the Company recognized realized losses of $2.4 million and $7.1 million, respectively, and unrealized losses of $1.9 million and $2.1 million, respectively, relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at September 30, 2013:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $
				Remaining Term	Fixed Interest Rate
				(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(10,154)	3.0	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(16,601)	4.0	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of September 30, 2013, ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

6.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2012.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

			September 30, 2013		December 31, 2012
	Fair Value Hierarchy Level		Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)
			$	$	$	$
Recurring:
Cash and cash equivalents	Level 1		29,168	29,168	26,341	26,341
Derivative instruments
Interest rate swap agreements	Level 2		(26,755)	(26,755)	(33,631)	(33,631)
Non-recurring:
Vessels and equipment	Level 2		—	—	252,068	252,068
Vessel held for sale (note 9)	Level 2		—	—	9,114	9,114
Other:
Investment in term loans and interest receivable	Level 3		114,096	111,551	119,385	117,784
Loan to joint venture	N/A	(1)	9,830	N/A (1)	9,830	N/A (1)
Long-term debt, including current portion	Level 2		(746,167)	(676,155)	(735,701)	(648,724)

(1)	The Company’s loan to the joint venture, together with the Company’s equity investment in the joint venture, form the aggregate carrying value of the Company’s interest in an entity accounted for by the equity method in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at September 30, 2013 and December 31, 2012 was not determinable.

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2013	December 31, 2012
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans and interest receivable	Collateral	Non-Performing (note 2)	114,096	119,385
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			123,926	129,215

7.	Stock-Based Compensation

In March 2013, 142,157 Class A common shares, with an aggregate value of $0.4 million, were granted to the Company’s non-management directors as part of their annual compensation for 2013. These Class A common shares were purchased on the open market and distributed to the directors.

The Company grants restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay Corporation’s subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative in the Company’s consolidated statements of (loss) income.

During March 2013, the Company granted 411,629 restricted stock units with a grant date fair value of $1.0 million to certain employees of Teekay’s subsidiaries, which provide services to the Company, based on the Company’s closing share price on the grant date. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of common shares. During the three and nine months ended September 30, 2013, the Company recorded expenses of $0.1 million and $0.3 million, respectively (2012—$nil), related to the restricted stock units.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Related Party Transactions

a.	The Company charters two vessels to Teekay. In addition, Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Agreements” in our Annual Report on Form 20-F for the year ended December 31, 2012. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$
Time-charter revenues (i)	2,734	3,597	10,036	10,939
Pool management fees and commissions (ii)	995	962	2,992	2,609
Commercial management fees (iii)	264	347	834	768
Vessel operating expenses - crew training	255	719	1,011	1,821
Vessel operating expenses - technical management fee(iv)	1,388	1,392	4,247	5,545
General and administrative (v)	3,086	1,491	8,532	3,508
General and administrative - Dropdown Predecessor	—	—	—	2,567
Interest Expense - Dropdown Predecessor	—	—	—	11,660

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income.
(iii)	The Manager’s commercial management fees for vessels on time-charter out contracts, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income.
(iv)	The cost of ship management services provided by the Manager of $1.4 million and $4.2 million for the three and nine months ended September 30, 2013, respectively, have been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current periods were $1.4 million and $5.5 million, respectively.
(v)	The Manager’s strategic and administrative service fees.

b.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $4.5 million and $4.9 million were payable to the Manager as at September 30, 2013 and December 31, 2012, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $20.3 million and $16.6 million as at September 30, 2013 and December 31, 2012, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.	During June 2012, the Company acquired from Teekay the 2012 Acquired Business, or seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million. Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay.

9.	Vessel Sale

In January 2013, the Company completed the sale of the Aframax tanker, Nassau Spirit, for proceeds of $9.1 million. The vessel was classified as held for sale on the consolidated balance sheet as at December 31, 2012, when its net book value was written down to its sale proceeds net of cash outlays to complete the sale.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Loss Per Share

The net loss attributable to common stockholders and loss per common share are presented in the table below.

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$
Net loss	(14,591)	(9,661)	(22,268)	(13,612)
Add: Net loss attributable to the Dropdown Predecessor	—	—	—	9,163

Net loss attributable to common stockholders	(14,591)	(9,661)	(22,268)	(4,449)

Weighted average number of common shares—basic	83,591,030	83,591,030	83,591,030	78,159,449

Weighted average number of common shares—diluted	83,591,030	83,591,030	83,591,030	78,159,449

Loss per common share:
- Basic	$(0.17)	$(0.12)	$(0.27)	$(0.06)
- Diluted	$(0.17)	$(0.12)	$(0.27)	$(0.06)

11.	Newbuilding Agreements

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. As at September 30, 2013, the Company had not received any refund guarantees from STX. To date, the Company has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, the Company has the right to cancel the newbuilding orders at its discretion. The Company is evaluating its alternatives, including taking legal action for damages.

12.	Subsequent Events

In October and November 2013, the Company exercised its options to order four and four additional LR2 newbuildings, respectively, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013 (see Note 11). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, therefore, is in breach of the option agreements. The Company is evaluating its alternatives, including taking legal action for damages.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2— MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of November 1, 2013, a total of 13 of our vessels operated under fixed-rate time-charter out contracts and 15 of our vessels and one chartered-in vessel operated in the spot market in pooling arrangements, which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at November 1, 2013, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	9	—	9
MR Product Tankers(1)	1	—	1
VLCC Tankers(2)	1	—	1

Total Fixed-Rate Fleet(3)	13	—	13

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(4)	2	1	3
LR2 Product Tankers(5)	3	—	3
MR Product Tankers	2	—	2

Total Spot Fleet(6)	15	1	16

Total Teekay Tankers Fleet	28	1	29

1.	Medium Range (MR) product tankers.
2.	We own a Very Large Crude Carrier (VLCC) through a 50/50 joint venture. Please read Significant Developments in 2013 below.
3.	Including the recently delivered 50% owned VLCC, two time-charter out contracts are scheduled to expire in 2013, five in 2014, two in 2015, three in 2016, none in 2017 and one in 2018.
4.	The time-charter in is scheduled to expire in January 2014. This time-charter in has an option to extend for an additional 12-month period.
5.	Long Range 2 (LR2) product tankers.
6.	As at November 1, 2013, the four vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers; 27 Aframax tankers; 18 LR2 tankers and 77 MR tanker vessels, respectively, including vessels owned by other pool members.

Significant Developments in 2013

Commencing in the first quarter of 2013, we pay a fixed quarterly dividend of $0.03 per share on our common shares, subject to the review of our Board of Directors from time to time. Up to and including the quarter ended December 31, 2012, we had distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

On June 14, 2013, the newly-built VLCC, the Hong Kong Spirit¸ which is jointly owned by us and our joint-venture partner, Wah Kwong Maritime Transport Holdings Ltd., delivered from the yard and subsequently commenced its five-year time-charter contract with a major Chinese shipping company. During the five-year term of the contract, the vessel will earn a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold. We are entitled to 50% of the net income or loss as earned by the VLCC and recognize this amount in our consolidated statements of loss (income). Please read “Item 1 – Financial Statements – Note 3 – Investment in Joint Venture”.

In July 2010, we invested $115 million in two loans maturing in July 2013 secured by first priority mortgages registered on two 2010-built VLCC vessels. The borrowers have been in default on their interest payment obligations since the first quarter of 2013 and, subsequently, in default on the repayment of the loan principal as the loans were scheduled to mature in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. Currently, one of the VLCC vessels that collateralizes the loans is trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of seeking to negotiate the release of the vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under our management. In the three and nine months ended September 30 2013, we recorded $10.4 million and $14.9 million loss provisions, respectively, on the investment in term loans to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the potential sale of the two VLCC vessels. The actual amount recoverable from our investment in the Loans may vary from our current estimates depending on various factors, such as our ability to obtain access to the vessels, the cost and timing of releasing one of the VLCC vessels from detention in Egypt, the actual charter rates the vessels earn in the spot or time-charter markets, costs incurred to operate the vessels prior to their sale and the timing and values realized from the sale of the VLCCs, and costs we may need to incur to realize on our collateral in the VLCCs. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of the expected future cash flows. Please read “Item 1 – Financial Statements – Note 2 – Investment in Term Loans”.

In April 2013, we ordered four fuel-efficient 113,000 dead-weight tonne LR2 product tankers from STX Offshore & Shipbuilding Co., Ltd. (STX) plus options to order additional vessels. The payments of our first shipyard installments to STX are contingent on our receiving refund guarantees for the shipyard installment payments. In late May 2013, STX commenced a voluntary financial restructuring with its lenders, during which STX’s refund guarantee applications were temporarily suspended. As at September 30, 2013, we had not received any refund guarantees from STX. To date, we have not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, we have the right to cancel the newbuilding orders at our discretion. In October and November 2013, we exercised our options to order four and four additional LR2 newbuildings, respectively, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, therefore, is in breach of the option agreements. We are evaluating our alternatives, including taking legal action for damages. Please read Note 11 – Newbuilding Agreements and Note 12 – Subsequent Events included in our consolidated financial statements.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Nine Months Ended September 30, 2013 versus Three and Nine Months Ended September 30, 2012

The following table presents our operating results for the three and nine months ended September 30, 2013 and 2012, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended		Nine Months Ended
(in thousands of U.S. dollars)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenues	39,479	43,204	122,241	143,322
Interest income from investment in term loans	—	2,880	5,683	8,614
Less: Voyage expenses	(483)	(2,172)	(5,845)	(3,601)

Net revenues	38,996	43,912	122,079	148,335

Vessel operating expenses	21,859	24,921	69,745	71,145
Time-charter hire expenses	1,216	804	5,153	3,109
Depreciation and amortization	11,935	17,896	35,720	53,934
General and administrative	3,317	1,935	10,240	5,594
Loss provision on investment in term loans	10,399	—	14,910	—
Net loss on sale of vessel	—	—	71	—

(Loss) income from operations	(9,730)	(1,644)	(13,760)	14,553

Interest expense	(2,440)	(2,954)	(7,555)	(17,169)
Interest income	71	15	95	36
Realized and unrealized loss on derivative instruments	(2,492)	(4,252)	(510)	(9,226)
Equity income (loss) from investment in Joint Venture	458	—	290	(63)
Other expenses	(458)	(826)	(828)	(1,743)

Net loss	(14,591)	(9,661)	(22,268)	(13,612)

Tanker Market

Crude tanker spot rates in the third quarter of 2013 improved slightly from the second quarter of 2013, but remain at comparatively low levels on a historical basis. Suezmax rates decreased as supply disruptions in Libya and Iraq reduced available cargos, and ongoing increases in U.S. crude production reduced West Africa to U.S. crude movements. In the Aframax sector, rates increased in the first half of the third quarter as a result of stronger summer oil demand and increased demand for lightering in the U.S. Gulf. Aframax rates decreased later in the third quarter as European refineries began scheduled fall maintenance, and higher oil prices weakened European refining margins and prompted less refinery throughput. LR2 product tanker rates were supported in the latter part of the third quarter of 2013 by an increase in East to West gasoil movements due to an attractive arbitrage opportunity.

The world tanker fleet increased by 10.5 million deadweight tonnes (mdwt), or approximately 2.1%, through the first nine months of 2013, compared to growth of 14.6 million mdwt, or approximately 3.1%, for the same period of 2012. There are currently 50.7 mdwt of tankers on order, or approximately 10% of the existing fleet. The tanker orderbook has been reducing since peaking at 190 mdwt, or approximately 49% of the fleet, in September 2008. As a result of the small orderbook, the global tanker fleet is expected to grow by only 2.5% in 2013 and 1.0% in 2014, net of removals, which is the smallest fleet growth rate since 2002.

The pace of new tanker ordering has increased in 2013, with a total of 16.7 mdwt ordered through the first nine months of 2013, compared to 8.5 mdwt ordered in the same period of 2012. However, the pace of ordering remains low compared to the historical annual average 35.9 mdwt from 2000 to 2012. A majority of the orders this year have been for MR and LR2 product tankers.

The International Monetary Fund lowered its GDP growth forecast in 2013 and 2014 to 2.9% and 3.6%, respectively, which is a decrease of 0.2% from its previous forecast. Oil demand growth in 2013 is forecasted to increase moderately by 0.9 million barrels per day (mb/d) based on the average of the International Energy Agency (IEA), Energy Information Administration (EIA), and OPEC forecasts. The outlook is slightly more positive for 2014, with oil demand growth forecasted to grow by 1.1 mb/d. However, the call on OPEC oil is expected to decline by 0.6 mb/d in 2014 as non-OPEC supply growth, led by the U.S., is forecasted to outpace demand growth, which could dampen demand for large crude oil tankers.

Fleet and TCE Rates

As at September 30, 2013, we owned 27 double-hulled conventional oil tankers, time-chartered in one Aframax vessels from a third party, and owned a 50% interest in one VLCC which delivered in June 2013. The financial results of the Dropdown Predecessor (Please read Note 1 – Basis of Presentation and Note 8 – Related Party Transactions to our consolidated financial statements) have been included, for accounting purposes, in the three and nine month periods ended September 30, 2012.

	Three Months Ended September 30, 2013			Three Months Ended September 30, 2012
	Net Revenues (1)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$9,887	716	$13,799	$6,854	487	$14,081
Voyage-charter contracts - Aframax	$3,857	284	$13,583	$4,840	414	$11,688
Voyage-charter contracts - LR2	$3,434	275	$12,488	$3,478	276	$12,601
Voyage-charter contracts - MR	$2,751	184	$14,951	—	—	—
Time-charter out contracts - Suezmax	$2,733	134	$20,448	$7,671	366	$20,954
Time-charter out contracts - Aframax	$14,469	825	$17,542	$13,089	717	$18,255
Time-charter out contracts - MR	$3,278	92	$35,633	$6,996	270	$25,960

Total	$40,409	2,510	$16,100	$42,928	2,530	$16,968

(1)	Excludes a total of $1.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $2.9 million for the three-month period ended September 30, 2012.
(3)	Excludes a total of $1.2 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.7 million in off-hire bunker and other expenses.

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$27,770	2,134	$13,013	$26,791	1,327	$20,189
Voyage-charter contracts - Aframax	$10,431	907	$11,501	$13,597	1,159	$11,732
Voyage-charter contracts - LR2	$10,841	818	$13,253	$9,183	822	$11,171
Voyage-charter contracts - MR	$4,602	375	$12,272	—	—	—
Time-charter out contracts - Suezmax	$10,082	504	$20,004	$29,914	1,320	$22,661
Time-charter out contracts - Aframax	$42,983	2,511	$17,118	$43,358	2,329	$18,617
Time-charter out contracts - MR	$13,312	424	$31,396	$21,084	816	$25,854

Total	$120,021	7,673	$15,642	$143,927	7,773	$18,517

(1)	Excludes a total of $3.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.2 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $5.7 million and $8.6 million for the nine-month periods September 30, 2013 and 2012, respectively.
(3)	Excludes a total of $3.4 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.8 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $39.0 million and $122.1 million for the three and nine months ended September 30, 2013 compared to $43.9 million and $148.3 million for the same period 2012. The decreases were primarily due to:

•	net decreases of $3.9 million and $10.9 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 due to various vessels changing employment from fixed-rate time charters to voyage charter employments and trading of such vessels at lower rates in the spot market;

•	a decrease of $3.8 million for the nine months ended September 30, 2013 compared to the same period in 2012, resulting from lower average realized spot rates earned by our Aframax tankers;

•	decreases of $2.9 million for the three and nine months ended September 30, 2013, compared to the same periods in 2012 due to decreases in interest income earned on our investments in term loans;

•	net decreases of $1.3 million and $1.9 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 due to more off-hire days in 2013;

•	decreases of $0.5 million and $2.1 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 due to the sale of the Nassau Spirit in January 2013; and

•	decreases of $0.3 million and $13.0 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012, resulting from lower average realized spot rates earned by our Suezmax tankers;

partially offset by

•	increases of $2.6 million and $4.5 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012, resulting from higher average realized spot rates earned by our MR product tankers;

•	an increase of $1.7 million for the nine months ended September 30, 2013 compared to the same period in 2012, resulting from higher average realized spot rates earned by our LR2 product tankers;

•	net increases of $0.6 million and $1.7 million for the three and nine months ended September 30, 2013 due to the addition of a new in-chartered Aframax tanker, partially offset by the redeliveries of three in-chartered Aframax tankers to their owners in March 2012, June 2012 and July 2013; and

•	an increase of $0.3 million for the three months ended September 30, 2013 compared to the same period in 2012, resulting from higher average realized spot rates earned by our Aframax tankers.

Vessel Operating Expenses. Vessel operating expenses were $21.9 million and $69.7 million for the three and nine months ended September 30, 2013, respectively, compared to $24.9 million and $71.1 million for the same periods in 2012. The changes in operating expenses primarily are the result of:

•	decreases of $1.1 million and $2.8 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 due to the sale of Nassau Spirit in January 2013;

•	a decrease of $1.5 million and an increase of $0.2 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 relating to the timing and extent of planned vessel maintenance;

•	a decrease of $0.4 million and an increase of $1.1 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 relating to the timing of port disbursements and crew costs; and

•	a decrease of $0.2 million and an increase of $0.7 million for the three and nine months ended September 30, 2013 compared to 2012 relating primarily to fleet overhead, external inspections and port expenses;

partially offset by

•	increases of $0.2 million and $0.7 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 relating to insurance costs.

Time-charter Hire Expenses. Time-charter hire expenses were $1.2 million and $5.2 million for the three and nine months ended September 30, 2013, respectively, compared to $0.8 million and $3.1 million for the same periods in 2012, primarily relating to more in-charter days in 2013 compared to 2012 and, on average, higher in-charter rates in 2013 as compared to 2012.

Depreciation and Amortization. Depreciation and amortization was $11.9 million and $35.7 million for the three and nine months ended September 30, 2013, respectively, compared to $17.9 million and $53.9 million for the same periods in 2012. The decreases in 2013 relate primarily to the asset impairment charges recorded in the fourth quarter of 2012 related to seven Suezmax tankers, four Aframax tankers and one MR product tanker.

General and Administrative Expenses. General and administrative expenses were $3.3 million and $10.2 million for the three and nine months ended September 30, 2013, respectively, compared to $1.9 million and $5.6 million in the same periods last year. The changes primarily are the result of:

•	increases of $1.4 million and $4.8 million for the three and nine months ended September 30, 2013, respectively, for management fees resulting from a larger fleet in 2013 compared to the same periods in 2012; and

•	increases of $0.1 million and $0.3 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 relating to accelerated timing of recognition of stock-based compensation provided to certain executives of Teekay Corporation’s subsidiaries;

partially offset by

•	decreases of $0.1 million and $0.4 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 as a result of lower corporate expenses incurred.

Loss Provision on Investment in Term Loans. Loss provisions on investment in term loans of $10.4 million and $14.9 million were recorded for the three and nine months ended September 30, 2013, respectively, to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows and from net proceeds from the potential sale of the two VLCC vessels securing our investments in the two term loans. Please read Significant Developments in 2013 and Item I – Financial Statements – Note 2 – Investment in Term Loans included in the consolidated financial statements.

Interest Expense. Interest expense was $2.4 million and $7.6 million for the three and nine months ended September 30, 2013, respectively, compared to $3.0 million and $17.2 million for the same periods last year. The decrease of $0.6 million for the three months ended September 30, 2013 compared to the same period in the prior year is due to lower weighted-average interest rates in the quarter as a result of lower balances of fixed-rate debt, and the decrease of $9.6 million for the nine months ended September 30, 2013 compared to the same period in the prior year is primarily due to the interest expense allocation related to the Dropdown Predecessor. Long-term debt of the Dropdown Predecessor, bearing interest at 8.5%, was replaced with revolving credit facilities, which had an average outstanding interest rate of approximately 1%, and debt levels related to the 2012 Acquired Business were reduced after the date we acquired it in June 2012.

Realized and unrealized gains and losses on derivative instruments. Realized and unrealized losses on interest rate swaps were $2.5 million and $0.5 million for the three and nine months ended September 30, 2013, respectively, compared to realized and unrealized losses of $4.3 million and $9.2 million, respectively, for the same periods last year. As at September 30, 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300.0 million and with weighted-average fixed rates of 4.4%, compared to $345.0 million and with weighted-average fixed rates of 2.23% at September 30, 2012.

The changes in the fair value of the interest rate swaps resulted in unrealized losses (gains) of nil and ($6.9) million for the three and nine months ended September 30, 2013 compared to unrealized losses of $1.9 million and $2.1 million for the same periods last year, and were primarily due to changes in forward interest rates.

Net loss. As a result of the foregoing factors, we incurred net losses of $14.6 million and $22.3 million for the three and nine months ended September 30, 2013, respectively, compared to net losses of $9.7 million and $13.6 million for the same periods in 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at September 30, 2013, our total cash and cash equivalents were $29.2 million. Our total liquidity, including cash and undrawn credit facilities, was $226.1 million as at September 30, 2013, compared to $327.3 million as at December 31, 2012. As a result of the sale of the Nassau Spirit in January 2013, the amount we can borrow under one of our revolving credit facilities was reduced by $33.6 million. In addition, the total amount available to be drawn was reduced by scheduled reductions of $47.9 million over the nine months ended September 30, 2013. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the acquisition or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of expenditures to sustain our operating capacity or revenue generated by our existing fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

Our revolving credit facilities and term loans are described in Note 4 to our consolidated financial statements included in “Item 1 – Financial Statements” of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2013, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	320	21,570
Net cash flow provided by financing activities	2,944	(8,629)
Net cash flow used for investing activities	(437)	(5,209)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities decreased by $21.3 million for the nine months ended September 30, 2013 compared to the same period in 2012. This decrease was primarily due to the following:

•	a net decrease of $21.0 million in operating earnings before depreciation, amortization, unrealized gains/loss on derivative instruments, gains/losses from asset disposals and loan loss provisions, primarily as a result of a decrease in average TCE rates earned and from a reduction in interest income earned on term loans; and

•	a $1.8 million decrease relating to more dry-docking costs incurred in the nine months ended September 30, 2013 compared to the same period in 2012.

•	partially offset by:

•	a net increase of $1.5 million in net working capital items due to the timing of the settlement of operating assets and liabilities.

Financing Cash Flows

Net cash flow provided by financing activities in the nine months ended September 30, 2013 increased by $11.6 million compared to the same period in 2012 primarily as a result of the following:

•	a net increase of $55.3 million in cash inflows as a result of increased borrowing and net reductions in repayments and prepayments on our credit facilities. For the nine months ended September 30, 2013 compared to the same period in 2012, we borrowed $38.2 million more under our revolving credit facilities; repaid $12.9 million more in scheduled debt repayments as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; and prepaid $30.0 million less on our long term debt; and

•	a decrease of $23.0 million in cash outflows from financing activities as a result of paying a fixed quarterly dividend of $0.03 per share commencing in the first quarter of 2013 compared to paying a variable quarterly dividend in the same period in 2012;

partially offset by:

•	a decrease of $65.8 million in cash received from public offerings over the nine months ended September 30, 2013, compared to the same period in 2012; and

•	a net decrease of $1.0 million of cash inflows from financing activities relating to the Dropdown Predecessor financing activities for the nine months ended September 30, 2013.

Investing Cash Flows

Net cash flow from investing activities in the nine months ended September 30, 2013 increased by $4.8 million compared to the same period in 2012 primarily due to the following:

•	a net increase of $9.2 million from the proceeds from the sale of the Nassau Spirit in January 2013; and

•	a net increase of $0.6 million due to fewer capital upgrade expenditures for the fleet over the nine months ended September 30, 2013, compared to the same period in 2012;

partially offset by:

•	$4.1 million in cash outflows related to the expenditures incurred as a result of taking over the commercial and technical management of one of the two 2010-built VLCC tankers which collateralize our investment in term loans. We took over the management of the vessel in May 2013 as a result of the default of the borrowers under the two term loans. Please refer to Item 1 – Financial Statements – Note 2 and Significant Developments in 2013 above, and

•	$0.9 million more cash flows advanced to our joint venture prior to the delivery of the jointly-owned and newly-built VLCC in June 2013.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2013:

(in millions of U.S. dollars)	Total	Remainder of 2013	2014 and 2015	2016 and 2017	Beyond 2017
U.S. Dollar-Denominated Obligations
Long-term debt (1)	746.2	7.5	103.8	523.4	111.5
Chartered-in vessels (operating leases) (2)	1.1	1.0	0.1	—	—

Total	747.3	8.5	103.9	523.4	111.5

(1)	Excludes expected interest payments of $2.0 million (remaining in 2013), $15.0 million (2014 and 2015), $9.4 million (2016 and 2017) and $2.4 million (beyond 2017). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at September 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $4.2 million (2014), $4.7 million (2015) and $0.2 million (2016).

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2013.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended September 30, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to acquire additional assets;

•	the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates and the potential for a tanker market recovery;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the expected timing and certainty of receiving refund guarantees from STX and the potential for the Company to amend the contract terms or cancel these vessel orders prior to receiving refund guarantees and pursue alternatives, including legal action;

•	the anticipated value of our security interest in the two VLCCs being sufficient to cover the outstanding amounts owed under the term loans;

•	our ability to accurately estimate the net cash flows of operating the two VLCCs, the vessel values at time of sale, the timing of when we can realize our investment in term loans and costs associated with realizing our investment in term loans;

•	our expectation that the detained VLCC will commence trading in the spot tanker market under our management upon release from detention;

•	crewing costs for vessels;

•	the duration of dry dockings;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; our ability to recover principal and interest for two first-priority ship mortgage loans secured by two VLCC tankers; the release of the VLCC detained in Egypt that partially collateralizes our investment in term loans the ability of the STX shipyard to fulfill their obligations under the newbuilding contracts, including providing refund guarantees to us; our ability to pursue other alternatives with respect to our newbuilding contracts with STX, including taking legal action for damages; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the ability of Teekay Tankers’ Board of Directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers’ Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at September 30, 2013, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2013, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2013	2014	2015	2016	2017	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	5.1	15.4	68.8	98.3	406.4	102.2	696.2	(627.0)	0.84%
Fixed rate	2.4	9.8	9.8	9.8	8.9	9.3	50.0	(49.2)	4.79%

	7.5	25.2	78.6	108.1	415.3	111.5	746.2	(676.2)
Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	—	—	—	200.0	—	—	200.0	(10.2)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	100.0	—	100.0	(16.6)	5.55%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the three-month LIBOR.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor below and the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

A decline in estimated recoverable amounts from future cash flows and net proceeds from the operation and sale of two VLCC vessels as the primary collateral securing the term loans in which we have invested could adversely affect the results of our operations and our financial condition.

We previously invested $115 million in two term loans maturing in July 2013 secured by first priority mortgages registered on two 2010-built VLCC vessels. The borrowers have been in default on their interest payment obligations since the first quarter of 2013 and, subsequently, in default on the repayment of the loan principal as the loans were scheduled to mature in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. Currently, one of the VLCC vessels that collateralizes the loans is trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of seeking to negotiate the release of the vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under our management. In the three and nine months ended September 30 2013, we recorded a $10.4 million and $14.9 million loss provision, respectively, on the investment in term loans to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCC vessels. The actual amount recoverable from our investment in the loans may vary from the our current estimates depending on various factors, such as our ability to obtain access to the vessels, the cost and timing of releasing one of the VLCC vessels from detention in Egypt, the actual charter rates the vessels earn in the spot or time-charter markets, costs incurred to operate the vessels prior to their sale, and the timing and values realized from the sale of the VLCCs, and costs we may need to incur to realize on our collateral in the VLCCs.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: December 3, 2013	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)